Exhibit 5.1
[LETTERHEAD OF COMMERCE BANCSHARES, INC.]
February 27, 2009
Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64106
Re:	Registration Statement on Form S-3 filed by Commerce Bancshares, Inc.
Ladies and Gentlemen:
     I am Vice President, Secretary and General Counsel of Commerce Bancshares, Inc., a Missouri corporation (the “Company”). I am providing this opinion in connection with the Company’s Registration Statement on Form S-3 filed on February 27, 2009 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) and the Company’s Prospectus Supplement, dated February 27, 2009 (the “Prospectus Supplement”), filed with the Commission, relating to the issuance and sale by the Company of shares of the Company’s common stock, $5.00 par value (the “Shares”), having aggregate sales proceeds of up to $200,000,000, that are being issued and sold in accordance with the Equity Distribution Agreement, dated as of February 27, 2009 (the “Agreement”), between the Company and Morgan Stanley & Co. Incorporated.
     In connection with the opinion expressed herein, I have examined such documents, records and matters of law as I have deemed relevant or necessary for the purposes of this opinion. Based solely on the foregoing, and subject to the further limitations, qualifications, and assumptions, set forth herein, I am of the opinion that the Shares, upon receipt by the Company of such lawful consideration as the Company’s Board of Directors (or a duly authorized committee thereof) will determine, will be validly issued, fully paid and nonassessable.
     In rendering the foregoing opinion, I have assumed that: (i) the definitive terms of the offer and sale of the Shares will have been established in accordance with the authorizing resolutions of the Company’s Board of Directors (or a duly authorized committee thereof), the Company’s Restated Articles of Incorporation (as the same may have been further amended at the time of issuance and sale), and applicable law; (ii) the Company will issue and deliver the Shares in the manner contemplated by the Registration Statement and any Shares will have been duly authorized and reserved for issuance within the limits of such Shares then remaining authorized but unreserved and unissued; and (iii) the resolutions authorizing the Company to issue, offer and sell the Shares will have been duly adopted by the Company’s Board of Directors (or a duly authorized committee thereof) and will be in full force and effect at all times at which the Shares are issued, offered or sold by the Company.
     The opinion expressed herein is limited to the laws of the State of Missouri and The Missouri General and Business Corporation Law, including the reported judicial decisions interpreting such law, in each case as currently in effect, and I express no opinion as to the effect of the laws of any other jurisdiction.
     I hereby consent to the filing of this opinion as Exhibit 5.1 to the Company’s Current Report on form 8-K filed on February 27, 2009 and incorporated by reference in the Registration Statement, and to the reference to J. Daniel Stinnett under the caption “Legal Matters” in the Prospectus Supplement. In giving such consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,
/s/ J. Daniel Stinnett
Vice President, Secretary and General Counsel